UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Serface Care, Inc., operating as Myro

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> November 29, 2017

Physical Address of Issuer:

2490 Black Rock Turnpike, 355, Fairfield, CT 06825, United States

Website of Issuer:

https://www.mymyro.com

Current Number of Employees:

3

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$3,894,449	$4,063,340
Cash & Cash Equivalents	$155,754	$953,959
Accounts Receivable	$34,294	$294,098
Short-term Debt	$195,710	$1,538,571
Long-term Debt	$1,194,822	$1,748,700
Revenues/Sales	$1,801,766	$6,574,050
Cost of Goods Sold	$1,579,023*	$7,313,707*
Taxes Paid	$0	$0
Net Income	$(2,892,385)	$(7,006,338)

*Represents Cost of Revenues

Table of Contents


May 4, 2021

FORM C-AR

Serface Care, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Serface Care, Inc., operating as Myro ("**Myro,**" the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at <u>https://mymyro.com</u> no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is May 4, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including <u>Exhibit A</u> and <u>Exhibit B</u>, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Georgiy Laptevsky
_____
(Signature)

Georgiy Laptevsky
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Georgiy Laptevsky
_____
(Signature)

Georgiy Laptevsky
_____
(Name)

Director
_____
(Title)

May 4, 2021
_____
(Date)

/s/ Vishal Vasishth
_____
(Signature)

Vishal Vasishth
_____
(Name)

Director
_____
(Title)

May 4, 2021
_____
(Date)

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 4, 2021

Serface Care, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Serface Care, Inc., operating as Myro, is a Delaware corporation incorporated on November 29, 2017.

The Company is located at 2490 Black Rock Turnpike, 355, Fairfield, CT 06825, United States.

The Company conducts business in All 50 US states

The Company's website is https://www.mymyro.com

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

Myro designs and sells refillable bodycare products that are better for consumers and the planet. Through innovative patent-pending refill pods, we dramatically reduce plastic waste use for everyday products like a deodorant.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020/2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. COVID-19 may have had and may continue to have an impact on the Company's revenues and business plan. COVID-19 has and may continue to affect local and global economies, which may affect the Company, its suppliers or its customers, any of which could have a negative impact on the Company and its business model.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, the Company's authorized capital stock consists of 4,291,239 shares of common stock, par value $0.0001 per share (the "Common Stock"), 1,492,097 shares of Preferred Stock Series A, par value $0.0001 per share (the "Preferred Stock Series A"), 502,234 shares of Preferred Stock Series Seed-1, par value $0.0001 per share (the "Preferred Stock Series Seed-1"), 51,793 shares of Preferred Stock Series Seed-2, par value $0.0001 per share (the "Preferred Stock Series Seed-2"), and 590,198 shares of Preferred Stock Series Seed-3, par value $0.0001 per share (the "Preferred Stock Series Seed-3. Information about the outstanding number of shares and convertible securities is included in the **Error! Reference source not found.** section below. Unless we increase our authorized capital structure, we may not have enough authorized shares to be able to obtain funding by issuing shares or securities convertible into shares. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Georgiy Laptevsky, our CEO. The Company has or intends to enter into employment agreements with Laptevsky, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Laptevsky, or any member of the board of directors or officer, could harm the Company's business, financial condition, cash flow and results of operations.

The Company does not have a dba for the name Myro and may not be properly registered in all jurisdictions in which it operates.

The Company has a trademark for the name Myro in the category of Deodorant and does not believe that obtaining one or more "doing business as" or "fictional" names in various states will provide significant additional protection from the use by others of the name Myro in the same category. The Company has, within the previous 12 months of the date of this filing, moved its principal offices to Connecticut and has not yet registered as a foreign corporation doing business in the State. The Company intends to become compliant with Connecticut's requirements and pay any past due fees and taxes owed to the State.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

Myro designs and sells refillable bodycare products that are better for consumers and the planet. Through innovative patent-pending refill pods, we dramatically reduce plastic waste use for everyday products like a deodorant.

Business Plan

Myro designs and sells its products through multiple distribution channels including Myro's ecommerce store at mymyro.com and 3rd party retailers such as Amazon. Myro generates revenue by selling directly to end consumers as well as through wholesale relationships.

The Company's Products and/or Services

Product / Service	Description	Current Market
Deodorant	Refillable, plant-powered deodorant	Direct-to-consumer and retail distribution

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Deodorant is a mature product category dominated by large conglomerates such as P&G, Unilever and Colgate. Mainstream brands (Degree, Dove, Old Spice, Secret) wholly owned and operated by conglomerates have been focusing for decades on formulating antiperspirants with aluminum salts to block sweat pores to prevent sweat. The products historically came packaged in wasteful non-recyclable plastic containers due to plastic mixes used in the componentry. While mainstream brand inertia continues to drive market share for mainstream brands, recent awareness of potential benefits of natural products and sensitivity to wastefulness of plastic packaging created created a significant opportunity to capture market share from mainstream brands with an effective aluminum-free and environmentally friendlier product. Conglomerates responded by buying natural deodorant upstarts such as Native and Schmidt's but continue to neglect growing plastic packaging concern by consumers. Myro identified that Gen Z and Millennial consumer segments are especially interested and open to upgrading their deodorant routines based on plant-powered formulations and refillable form factor that reduces plastic waste by up to 50%. We find that up to approximately 40% of our consumer base is DTC business is driven by Gen Z audience. The major players are Degree, Dove, Old Spice, Secret, Native, Schmidt's, Tom's.

Customer Base

We sell our products direct-to-consumer as well as through retail distribution channels. While we do not have access to detailed demographic data through retail channels, our direct-to-consumer business is made up of audience that skews overwhelmingly young. Over 65% of our customers are under 35 and another 15% are slightly older millennials. About 75% of our customers are women.

Supply Chain

The Company and its operators have researched significantly it's supply chain, and, while it is dependent on its ability to obtain materials from suppliers, the Company is confident in its ability to source raw goods and other materials from other sources if needed.

Intellectual Property

The Company has significant valuable intellectual property in the form of trade secrets, customer and vendor lists. In addition, the Company has the following intellectual property:

Patents and Provisional Patent Applications

Patent/Publication Number/ Patent #	Type	Title	File/Grant Date	Country
US20200054110A1 / WO2020041155A1	Utility	Dispensing system	Pending	USA / Worldwide
CA185857S	Utility	Deodorant case	May 6, 2020	Canada

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5795479	Deodorant	MYRO	March 29, 2018	July 2, 2019	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to the laws and regulations in the jurisdictions in which it operates.

Litigation

The Company has one pending lawsuit. It relates to defective product supplied by a prior manufacturer.

Our claims arise from the breach of a manufacturing agreement by Texas Beauty Labs, LLC ("TBL"). TBL manufactured nonconforming deodorant and ultimately notified Myro that it could not manufacture any deodorant for approximately six months, in breach of the agreement.

Our preliminary estimate of our damages is $17,289,365.22. We initially filed suit on September 15, 2020 in the U.S. District Court for the Western District of Texas (case No. 1:20-cv-948), as required by the forum selection clause. After it was determined TBL had a member that destroyed diversity jurisdiction, the parties filed a joint stipulation of dismissal without prejudice. We then filed suit in NY Supreme Court on December 10, 2020 (case no. 656942/2020). A few days later, TBL filed suit for declaratory judgment in Travis County, Texas District Court. TBL's declaratory relief petition seeks judgment declaring that TBL did not breach the contract in the manner alleged in our NY Supreme Court complaint. TBL had asserted a counterclaim for breach of alleged confidentiality obligations in the federal lawsuit. The court summarily rejected those arguments in an order denying a sealing motion, and TBL did not reassert this counterclaim in the Texas state court action. We have not yet answered the Texas state court petition, and TBL has not yet answered the NY Supreme Court complaint.

We make no representations about the outcome of this case and cannot guarantee any kind of relief from the courts.

DIRECTORS, OFFICERS, AND MANAGERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS AND OFFICERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Directors			
Georgiy Laptevsky	CEO, Director	Chief Executive Officer, Myro; Sep 2017 - Present.	CUNY Zicklin School of Business - MBA (2012)
Vishal Vasishth	Director	Obvious Ventures- Managing Director, May 2014-Present	UCLA Anderson School of Management - MBA (2004)
Officers			
Georgiv Laptevsky	(See above)	(See above)	(See above)
John Wergeles	COO	Chief Operating Officer, Myro - 2019 to present Chief Operating Officer, Odacite - July 2019-March 2020 Chief Operating Officer, JeNu Sciences - Aug 2015 - Dec 2017	Lafayette College, BA

Georgiy Laptevsky
Entrepreneur and growth hacker. Helped build multiple direct-to-consumer brands including Plated, Lot18, FreeScore, etc.

Vishal Vasishth
Investor and Builder of Companies with Inspiring Purpose (Managing Director Obvious Ventures, former executive at Patagonia, Revolution LLC & SONG Investments)

John Wergeles
A beauty and personal care industry veteran with over $1B+ in new products created and launched over his 3 decade career. John is a graduate of Lafayette College who always had a knack for turning new product concepts on a napkin into real-life best-sellers. From handling food operations at Heinz to manufacturing razors at Edgewell, John has had a unique experience delivering millions of units of goods through retail, D2C and everything-in-between to end consumers.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 4,291,239 shares of common stock, par value $0.0001 per share (the "**Common Stock**") and 2,636,322 shares of preferred stock, par value $0.0001 per share (the "**Preferred Stock**"). The amounts outstanding are listed in the tables below. Additionally, the Company has the debt outstanding listed below.

Equity

Outstanding Capital Stock

The Company has issued the following outstanding Capital Stock:

Type	Common Stock
Number of shares Authorized	4,291,239
Number of shares Outstanding	1,121,913
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Security.

Type	Preferred Stock (Series A)
Number of shares Authorized	1,492,097
Number of shares Outstanding	1,330,865
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Other Material Terms	From and after the date of the issuance of any shares of Series A Preferred Stock, non-cumulative dividends at the rate per annum of $0.35242 per share shall be payable on such shares of Series A Preferred Stock; 1x Liquidation Preference (pari passu basis with each other holder of Preferred Stock).

Type	Preferred Stock (Series Seed-1)
Number of shares Authorized	502,234
Number of shares Outstanding	502,234
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Other Material Terms	From and after the date of the issuance of any shares of Series Seed-1 Preferred Stock, non-cumulative dividends at the rate per annum of $0.23893 per share shall be payable on such shares of Series Seed-I Preferred Stock; 1x Liquidation Preference (pari passu basis with each other holder of Preferred Stock).

Type	Preferred Stock (Series Seed-2)
Number of shares Authorized	51,793
Number of shares Outstanding	51,793
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Other Material Terms	From and after the date of the issuance of any shares of Series Seed-2 Preferred Stock, non-cumulative dividends at the rate per annum of $0.l6496 per share shall be payable on such shares of Series Seed-2 Preferred Stock; 1x Liquidation Preference (pari passu basis with each other holder of Preferred Stock).

Type	Preferred Stock (Series Seed-3)
Number of shares Authorized	590,198
Number of shares Outstanding	544,798
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Preferred Stock which may dilute the Security.
Other Material Terms	From and after the date of the issuance of any shares of Series Seed-3 Preferred Stock, non-cumulative dividends at the rate per annum of $0.35242 per share shall be payable on such shares of Series Seed-3 Preferred Stock; 1x Liquidation Preference (pari passu basis with each other holder of Preferred Stock).

Outstanding Options

The Company has the following options outstanding:

Type	2017 Equity Incentive Plan
Number of shares Authorized / Outstanding	338,524 / 174,125
Voting Rights	1 vote per share upon exercise
Anti-Dilution Rights	None
Other Material Terms	All grants are typically subject to a vesting schedule.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may increase the shares available for issuance under the plan, which would dilute the Securities

Safes, Convertible Notes, & Other Convertible Securities

The Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value	$400,000
Voting Rights	May have voting rights upon conversion
Anti-Dilution Rights	None
Other Material Terms	The convertible notes have no valuation cap.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional notes, which would dilute the Securities
Interest Rate	6%*

Type/Class of security	Crowd SAFE (Simple Agreement for Future Equity)
Amount Outstanding	$139,491
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize additional Crowd SAFEs which may dilute the Security
Conversion Terms	Valuation cap of $15,000,000

Debt

Outstanding Debt

The Company has the following debt outstanding:

Creditor	Venture Lending & Leasing VIII, Inc.
Amount Outstanding	$597,411
Interest Rate and Amortization Schedule	12.25%
Other Material Terms	Payments of $6,099 due each month. The balance is as of April 30, 2021.
Maturity Date	February 1, 2022

Creditor	Target Corporation
Amount Outstanding	$1,441,032
Interest Rate and Amortization Schedule	0%
Other Material Terms	Payable in monthly installments of $20,000 until paid in full.

Creditor	Handson Corporation
Amount Outstanding	$1,720,062
Interest Rate and Amortization Schedule	0%
Other Material Terms	Payable in monthly installments of $1,000 until paid in full.

Creditor	American Express
Amount Outstanding	$130,463
Interest Rate and Amortization Schedule	0%
Other Material Terms	Payable in monthly installments of $22,956 until paid in full.
Maturity Date	July 1, 2021

Creditor	Facebook
Amount Outstanding	$42,519
Interest Rate and Amortization Schedule	0%
Other Material Terms	No Interest accruing. If payments are not made interest will accrue at 10% per annum. This balance is to be paid in monthly installments.

Creditor	SM2
Amount Outstanding	$73,026
Other Material Terms	No Interest accruing. No amortization schedule.
Maturity Date	Payable on Demand

Creditor	JLB
Amount Outstanding	$50,954
Interest Rate and Amortization Schedule	0%
Other Material Terms	This balance is to be paid in monthly installments of $20,000.00 until the balance is paid in full.

Creditor	PPP
Amount Outstanding	$352,792
Interest Rate and Amortization Schedule	0.98%
Other Material Terms	If loan is not forgiven. This loan is eligible for forgiveness on costs incurred for payroll costs, payment on a covered rent obligation and any covered utility payment. The first payment date is ten months after the release of funds. The funds were received April 10, 2020.
Maturity Date	2050

Creditor	PPP- Second Loan
Amount Outstanding	$348,888
Interest Rate and Amortization Schedule	1%
Other Material Terms	If loan is not forgiven. This loan is eligible for forgiveness on costs incurred for payroll costs, payment on a covered rent obligation and any covered utility payment. The first payment date is ten months after the release of funds. The funds were received March 5, 2021.
Maturity Date	2050

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$100	1,000,000	Working Capital	11-29-2017	Section 4(a)(2)
Common Stock	$100,000	103,896	Working Capital	01-03-2018	Section 4(a)(2)
Common Stock	$0	12,497	N/A	05-31-2018	Section 4(a)(2)
Common Stock	$6,072	5,520	Working Capital	08-22-2020	Rule 701
Preferred Stock (Series A)	$750,005	638,967	Working Capital	02-06-2020	Section 3(a)(9)
Preferred Stock (Series A)	$50,003	8,513	Working Capital	02-06-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$25,004	4,257	Working Capital	02-06-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$75,002	12,769	Working Capital	02-06-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$100,000	17,025	Working Capital	02-06-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$200,001	34,050	Working Capital	02-06-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$0	8,821	N/A	02-06-2020	Section 3(a)(9)
Preferred Stock (Series A)	$0	2,644	N/A	02-06-2020	Section 3(a)(9)
Preferred Stock (Series A)	$0	13,276	N/A	02-06-2020	Section 3(a)(9)
Preferred Stock (Series A)	$125,005	38,936	Working Capital	02-06-2020	Section 3(a)(9)
Preferred Stock (Series A)	$0	2,206	N/A	02-06-2020	Section 3(a)(9)
Preferred Stock (Series A)	$0	13,224	N/A	02-06-2020	Section 3(a)(9)
Preferred Stock (Series A)	$0	43,639	N/A	02-06-2020	Section 3(a)(9)

Preferred Stock (Series A)	$0	43,639	N/A	02-06-2020	Section 3(a)(9)
Preferred Stock (Series A)	$0	43,639	N/A	02-06-2020	Section 3(a)(9)
Preferred Stock (Series A)	$0	25,953	N/A	02-06-2020	Section 3(a)(9)
Preferred Stock (Series A)	$175,002	29,794	Working Capital	03-20-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$102,961	17,529	Working Capital	03-19-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$25,004	4,257	Working Capital	05-06-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$49,997	8,512	Working Capital	05-22-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$0	153,224	N/A	06-25-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$24,999	4,256	Working Capital	06-04-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$24,999	4,256	Working Capital	06-05-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$24,999	4,256	Working Capital	06-18-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$124,999	21,281	Working Capital	06-23-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$250,004	42,563	Working Capital	06-24-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$175,002	29,794	Working Capital	06-29-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$174,996	29,793	Working Capital	08-24-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$74,996	12,768	Working Capital	09-10-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$24,999	4,256	Working Capital	08-27-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$24,999	4,256	Working Capital	09-01-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$24,999	4,256	Working Capital	09-04-2020	Rule 506(b) of Regulation D
Preferred Stock (Series A)	$24,999	4,256	Working Capital	09-18-2020	Rule 506(b) of Regulation D

Preferred Stock (Series Seed-1)	$1,199,998	301,342	Working Capital	05-31-2018	Rule 506(b) of Regulation D
Preferred Stock (Series Seed-1)	$349,998	87,891	Working Capital	05-31-2018	Rule 506(b) of Regulation D
Preferred Stock (Series Seed-1)	$299,998	75,335	Working Capital	05-31-2018	Rule 506(b) of Regulation D
Preferred Stock (Series Seed-1)	$99,997	25,111	Working Capital	05-31-2018	Rule 506(b) of Regulation D
Preferred Stock (Series Seed-1)	$49,996	12,555	Working Capital	05-31-2018	Rule 506(b) of Regulation D
Preferred Stock (Series Seed-2)	$0	14,850	N/A	05-31-2018	Section 3(a)(9)
Preferred Stock (Series Seed-2)	$0	1,856	N/A	05-31-2018	Section 3(a)(9)
Preferred Stock (Series Seed-2)	$0	1,846	N/A	05-31-2018	Section 3(a)(9)
Preferred Stock (Series Seed-2)	$0	9,235	N/A	05-31-2018	Section 3(a)(9)
Preferred Stock (Series Seed-2)	$0	5,536	N/A	05-31-2018	Section 3(a)(9)
Preferred Stock (Series Seed-2)	$0	1,845	N/A	05-31-2018	Section 3(a)(9)
Preferred Stock (Series Seed-2)	$0	9,224	N/A	05-31-2018	Section 3(a)(9)
Preferred Stock (Series Seed-2)	$0	3,689	N/A	05-31-2018	Section 3(a)(9)
Preferred Stock (Series Seed-2)	$0	3,712	N/A	05-31-2018	Section 3(a)(9)
Preferred Stock (Series Seed-3)	$2,199,995	374,548	Working Capital	01-14-2019	Section 4(a)(2)
Preferred Stock (Series Seed-3)	$500,002	85,125	Working Capital	01-14-2019	Section 4(a)(2)
Preferred Stock (Series Seed-3)	$500,002	85,125	Working Capital	02-06-2019	Section 4(a)(2)
2017 Equity Incentive Plan (Options)	$0	6,494	N/A	03-05-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	6,494	N/A	03-05-2018	Rule 701

2017 Equity Incentive Plan (Options)	$0	8,117	N/A	03-05-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	6,494	N/A	03-05-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	4,792	N/A	03-05-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	4,791	N/A	03-05-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	3,767	N/A	07-16-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	12,045	N/A	06-07-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	60,268	N/A	06-21-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	20,089	N/A	05-31-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	5,022	N/A	06-13-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,266	N/A	04-01-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,266	N/A	04-01-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	4,562	N/A	05-01-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	4,562	N/A	05-01-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	782	N/A	06-01-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	782	N/A	06-01-2018	Rule 701

2017 Equity Incentive Plan (Options)	$0	1,363	N/A	07-01-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,363	N/A	07-01-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,156	N/A	08-01-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,156	N/A	08-01-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	12,045	N/A	06-07-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	60,268	N/A	06-21-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	5,022	N/A	08-29-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	30,134	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	60,268	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	4,500	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	5,000	N/A	12-26-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	313	N/A	12-26-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	313	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,951	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,292	N/A	01-03-2019	Rule 701

2017 Equity Incentive Plan (Options)	$0	1,019	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,951	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,292	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,019	N/A	12-26-2018	Rule 701
2017 Equity Incentive Plan (Options)	$0	5,000	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	30,134	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	313	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,019	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	957	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	591	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	957	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	591	N/A	01-03-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	3,750	N/A	02-21-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	3,125	N/A	02-21-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	2,600	N/A	06-09-2019	Rule 701

2017 Equity Incentive Plan (Options)	$0	1,100	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	2,100	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	2,100	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,846	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	787	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	649	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	561	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	531	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	649	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	561	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	531	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	455	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	455	N/A	06-09-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,200	N/A	09-23-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,100	N/A	09-23-2019	Rule 701

2017 Equity Incentive Plan (Options)	$0	1,100	N/A	09-23-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,400	N/A	09-23-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	2,900	N/A	09-23-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	2,900	N/A	09-23-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	2,250	N/A	09-23-2019	Rule 701
2017 Equity Incentive Plan (Options)	$0	661	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	919	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701

2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	1,350	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	661	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	661	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	849	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	463	N/A	01-16-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	36,108	N/A	06-12-2020	Rule 701
2017 Equity Incentive Plan (Options)	$0	5,500	N/A	06-12-2020	Rule 701
Warrants (Series Seed-3 Preferred Stock)	$0	22,700	N/A	04-19-2019	Section 4(a)(2)
Warrants (Series Seed-3 Preferred Stock)	$0	22,700	N/A	04-19-2019	Section 4(a)(2)
Convertible Note	$40,000	1	Working Capital	01-09-2018	Section 4(a)(2)

Convertible Note	$5,000	1	Working Capital	01-09-2018	Section 4(a)(2)
Convertible Note	$5,000	1	Working Capital	02-12-2018	Section 4(a)(2)
Convertible Note	$25,000	1	Working Capital	02-09-2018	Section 4(a)(2)
Convertible Note	$15,000	1	Working Capital	02-14-2018	Section 4(a)(2)
Convertible Note	$5,000	1	Working Capital	02-14-2018	Section 4(a)(2)
Convertible Note	$25,000	1	Working Capital	02-16-2018	Section 4(a)(2)
Convertible Note	$10,000	1	Working Capital	02-16-2018	Section 4(a)(2)
Convertible Note	$10,000	1	Working Capital	01-09-2018	Section 4(a)(2)
Convertible Note	$75,000	1	Working Capital	05-31-2019	Rule 506(b) of Regulation D
Convertible Note	$100,000	1	Working Capital	06-17-2019	Rule 506(b) of Regulation D
Convertible Note	$12,500	1	Working Capital	06-19-2019	Rule 506(b) of Regulation D
Convertible Note	$50,000	1	Working Capital	06-21-2019	Rule 506(b) of Regulation D
Convertible Note	$75,000	1	Working Capital	06-25-2019	Rule 506(b) of Regulation D
Convertible Note	$15,000	1	Working Capital	06-26-2019	Rule 506(b) of Regulation D
Convertible Note	$1,672,500	1	Working Capital	06-25-2019	Rule 506(b) of Regulation D
Convertible Note	$250,000	1	Working Capital	08-27-2019	Rule 506(b) of Regulation D
Convertible Note	$250,000	1	Working Capital	08-27-2019	Rule 506(b) of Regulation D
Convertible Note	$250,000	1	Working Capital	08-27-2019	Rule 506(b) of Regulation D
Convertible Note	$1,250,000	1	Working Capital	10-18-2019	Rule 506(b) of Regulation D
Convertible Note	$150,000	1	Working Capital	10-21-2019	Rule 506(b) of Regulation D

Convertible Note	$50,000	1	Working Capital	10-14-2020	Rule 506(b) of Regulation D
Convertible Note	$25,000	1	Working Capital	10-16-2020	Rule 506(b) of Regulation D
Convertible Note	$100,000	1	Working Capital	10-29-2020	Rule 506(b) of Regulation D
Convertible Note	$50,000	1	Working Capital	10-30-2020	Rule 506(b) of Regulation D
Convertible Note	$50,000	1	Working Capital	11-02-2020	Rule 506(b) of Regulation D
Convertible Note	$25,000	1	Working Capital	11-02-2020	Rule 506(b) of Regulation D
Convertible Note	$25,000	1	Working Capital	11-20-2020	Rule 506(b) of Regulation D
Convertible Note	$25,000	1	Working Capital	12-21-2020	Rule 506(b) of Regulation D
Convertible Note	$25,000	1	Working Capital	01-22-2021	Rule 506(b) of Regulation D
Convertible Note	$25,000	1	Working Capital	02-05-2021	Rule 506(b) of Regulation D
Crowd SAFE	$139,491	1 Crowd SAFE	Sales and Marketing, Inventory and Research & Development	4/30/2021	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Georgiy Laptevsky	1,029,700 on the basis of voting power (as converted to Common Stock) of which 1,000,000 shares are Common Stock and 29,700 shares are Preferred Stock.	25.80%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

The Company was incorporated on November 29, 2017 under the laws of the State of Delaware and is headquartered at 2490 Black Rock Turnpike, 355, Fairfield, CT 06825, United States. Myro designs and sells refillable bodycare products that are better for consumers and the planet. Through innovative patent-pending refill pods, we dramatically reduce plastic waste use for everyday products like a deodorant.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of April 30, 2021 the Company had an aggregate of approximately $175,000 in cash and cash equivalents. This cash provides the Company with approximately a 3-month runway once outstanding capital raising investments are deposited from the Company's Regulation CF offering that was completed in April 2021 and based on the Company's monthly burn rate.

Liquidity and Capital Resources

In April 2021, the Company completed an offering pursuant to Regulation CF and raised $139,491. The Company currently does not have any additional outside sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation Do of the Securities Act of 1933, as amended, (3) as part of an offering registered with the SEC, (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Person	Georgiy Laptevsky
Relationship	CEO
Amount of Interest	$100,000
Nature of Interest	Georgiy Laptevsky invested $100,000 in a convertible note with the Company.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 4, 2021

Serface Care, Inc.



Serface Care, Inc. Consolidated Balance Sheet		2020
Assets		
Cash and Cash Equivalents	$	155,754
Accounts Receivable, Net	$	34,294
Inventory	$	3,592,481
Prepaid Expenses	$	21,553
Current Assets	$	3,804,083
Long Term Assets	$	90,366
Total Assets	$	3,894,449
Liabilities		
Accounts Payable	$	3,696,761
Credit Card	$	183,513
Interest Payable	$	12,197
Current Liabilities	$	3,892,471
Shareholder Notes Payable	$	1,194,822
Long Term Liabilities	$	1,194,822
Total Liabilities	$	5,087,294
Stockholders Equity		
Common Stock	$	112
Preferred Stock	$	237
Additional Paid in Capital	$	12,485,662
Retained Earnings	$	(13,678,857)
Total Owners Equity	$	(1,192,845)
Total Liabilities and Owners Equity	$	3,894,449

Serface Care, Inc. Consolidated Income Statement

		2020
Myro Subscription Revenue	$	1,597,285
Retail Revenue	$	204,481
Total Revenue	**$**	**1,801,766**
Total Cost of Revenue	**$**	**1,579,023**
Gross Profit	**$**	**262,168**
GP%		**15%**
General and Administrative Expense	$	365,291
Marketing and Advertising Expenses	$	648,526
Payroll and Related Expenses	$	1,775,758
Research and Development	$	79,501
Operations	$	98,532
Donation	$	-
Auxillary spend	$	-
Total Operating Expenses	**$**	**2,967,608**
Total Other (Income) Expenses	**$**	**69,193**
EBITDA	$	(2,677,975)
Net Income (Loss)	**$**	**(2,892,385)**